As filed with the U.S. Securities and Exchange Commission on December 17, 2015
Registration No. 333- 159990

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For the American Depositary Shares Evidenced by American Depositary Receipts

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Cayman Islands
(Jurisdiction of Incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY10004
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.,
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, Suite 2405
New York, New York  10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

PART 1
INFORMATION REQUIRED IN PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit  (a) to this Post-Effective Amendment to Registration Statement on Form F-6 , which is incorporated herein by reference.

CROSS REFERENCE SHEET
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities Terms of Deposit:		Face of American Depositary Receipt, top center

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Location in Form of American
Depositary Receipt Filed Herewith
Item Number and Caption		as Prospectus

(b)	Statement that Yingli Green	Paragraph (8)
Energy Holding Company Limited is
subject to the periodic reporting
requirements of the Securities
Exchange Act of 1934, as amended,
and, accordingly, files certain
reports with the Securities and

Exchange Commission, and that such reports and other information may be inspected and copied through the Securities and Exchange Commission’s EDGAR system or at public reference facilities maintained by the Commission located at the date hereof at 100 F Street, NE, Washington, DC 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of              , 2015 among Yingli Green Energy Company Holding Limited (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt.

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Previously filed.

Item 4. UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Company which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Company.

(b)
If the amounts of fees charge are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 17, 2015.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Executive Director

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, as amended, Yingli Green Energy Holding Company Limited, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China on December 17, 2015.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By:	/s/ Liansheng Miao
	Name:	Liansheng Miao
	Title:	Chairperson of the Board / Chief Executive Officer

           Pursuant to the requirements of the Securities Act 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Liansheng Miao	Chairperson of the Board / Chief	December 17, 2015
Liansheng Miao	Executive Officer (principal executive officer)

/s/ Yiyu Wang	Director/Chief Financial Officer	December 17, 2015
Yiyu Wang	(principal financial and accounting officer)

/s/ Xiangdong Wang	Director	December 17, 2015
Xiangdong Wang

/s/ Iain Ferguson Bruce	Director	December 17, 2015
Iain Ferguson Bruce

Zheng Xue	Director

/s/ Ming Huang	Director	December 17, 2015
Ming Huang

/s/ Junmin Liu	Director	December 17, 2015
Junmin Liu

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
     Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States, of Yingli Green Energy Holding Company Limited, has signed this Post-Effective Amendment to Registration Statement on Form F-6 and Power of Attorney in New York, New York, on December 17, 2015.

Authorized Representative in the United States

By:	/s/ Miao Qing
	Name:	Miao Qing
	Title:	VP of Corporate Communications Yingli Green Energy Americas, Inc.

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Amended and Restated Deposit Agreement
(e)	Rule 466 Certification